

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2025

Herman Wong
Chief Financial Officer
Deswell Industries, Inc.
10B, Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveria, Macao
Special Administrative Region, PRC

      Re: Deswell Industries, Inc.
           Form 20-F for Fiscal Year Ended March 31, 2024
           File No. 001-33900

Dear Herman Wong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Carrie Leahy, Esq.